

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2011

<u>Via U.S. Mail</u>
Mr. Cheng Pheng Loi
Chief Executive Officer
China Media Group Corporation
1403 Wan Chai Commercial Center
 204 Johnston Road
 Wanchai, Hong Kong

> **Re: China Media Group Corporation**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 21, 2011**
> **File No. 0-50431**

Dear Mr. Loi:

    We issued comments to you on the above captioned filing on August 24, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by October 3, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

    If you do not respond to the outstanding comments or contact us by October 3, 2011, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

    You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

> Sincerely,
>
> /s/ Robert S. Littlepage for
>
> Larry Spirgel
> Assistant Director